SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                            SCAN-GRAPHICS, INC.
                              (Name of Issuer)

                       Common Stock, $.001 par value
                       (Title of Class of Securities)

                                 805893 302
                               (CUSIP Number)

                        Laura Huberfeld/Naomi Bodner
               152 West 57th Street, New York, New York 10019
                                212-581-0500
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             September 10, 1996
          (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                          (Continued on following pages)

                                                (Page 1 of 5 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                          Page 2 of 5 Pages
                                Schedule 13D

CUSIP No. 805893 302                13D
          ----------


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Laura Huberfeld/Naomi Bodner Partnership             13-3747316

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    New York

                           7.       SOLE VOTING POWER
                                    377,537

                           8.       SHARED VOTING POWER
                                    -0-

                           9.       SOLE DISPOSITIVE POWER
                                    764,637

                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    764,637

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      6.03%

14.      TYPE OF REPORTING PERSON*

                                    PN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                          Page 3 of 5 Pages

Item 1.  Security and Issuer

         This statement relates to Common Stock, $.001 par value per share (the "Common Stock"), of Scan-Graphics, Inc. (the "Company"). The address of the principal executive office of the Company is 700 Abbott Drive, Broomall, Pennsylvania 19008.

Item 2.  Identity and Background

         (a) This statement is filed on behalf of the Laura Huberfeld/Naomi Bodner Partnership ("Reporting Person").

         (b) The business address for the Reporting Person is 152 West 57th Street, New York, New York 10019.

         (c) Reporting Person is a New York general partnership engaged in investments and financial advice.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to the violation of any federal or state securities law.

         (f)  Reporting Person is a New York partnership.

Item 3.  Source and Amount of Funds or other Consideration

         All of the funds used in the acquisition of Common Stock came from internal working capital of the Reporting Person.

Item 4.  Purpose of Transaction

         All securities listed under Item 5 below have been acquired for investment. Reporting Person has no plans with respect to any such securities which are referred to in Items 4(a)-4(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) After giving effect to the conversion of the Notes (as defined below) described in subsection (c) hereof, the Reporting Person is the beneficial owner of 377,537 shares of Common Stock and Warrants (as defined below) to purchase an additional 387,100 shares of Common Stock. Assuming that (i) the total number of outstanding shares of the Company's Common Stock is 11,910,606 prior to the conversion of the Notes and the exercise of the Warrants and (ii) The notes are converted and all the Warrants are exercised, the Reporting Person would own 6.03% of the Company's Common Stock.

                                                          Page 4 of 5 Pages

         (b) There is no written arrangement respecting the disposition of the Warrants or the voting or disposition of the Common Stock.

         (c) On April 15, 1996, pursuant to a private placement ("Private Placement"), Reporting Person purchased from the Company ten units ("Units") at $50,000 per Unit. Each Unit consists of a convertible note ("Notes") in the principal amount of $50,000, one Class A Warrant to purchase 19,355 shares of Common Stock ("Class A Warrants") and one Class B Warrant to purchase 19,355 shares of Common Stock ("Class B Warrants")(the Class A Warrants and Class B Warrants are collectively referred to as the "Warrants"). The principal and accrued interest under the Notes are immediately convertible into Common Stock at a per share price equal to the lesser of $3.00 per share or 65% of the average closing bid price of the Common Stock during the five trading days immediately preceding the conversion (the "Conversion Price"). The Class A Warrants are immediately exercisable at $3.00 or, if less, the lowest price at which Common Stock has been converted under any of the Notes prior to exercise. The Class B Warrants are immediately exercisable at $4.00 per share. The Warrants expire March 26, 1999.

         On September 10, 1996, the Reporting Person converted the entire $500,000 principal amount of the Notes at a Conversion Price of $1.32 and elected that the accrued interest of $16,109.59 be paid in cash. The Company issued 377,537 shares of Common Stock to the Reporting Person. The exercise price of the Class A Warrants are now locked in at $1.32 per share.

         (d)  None.

Item 6.  Contracts, Arrangements, Understandings or Relationships
             with Respect to Securities of the Issuer

         In connection with the Private Placement, the Company paid a finder's fee in the amount of $100,000 to Mueller Trading Limited. Jack Mueller, the managing partner of Mueller Trading Limited, is the brother-in-law of David Bodner who is the husband of Naomi Bodner, a general partner of Reporting Person.

Item 7.  Material to be Filed as Exhibits

         None.

                                                          Page 5 of 5 Pages

                                 SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: September 18, 1996


                                                   LAURA HUBERFELD/NAOMI BODNER
                                                   PARTNERSHIP


                                                   By:/s/Laura Huberfeld
                                                      -------------------------
                                                   Title: General Partner